One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

June 2, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Ganley and Kenneth Ellington

Re:	WhiteHorse Finance, Inc. Registration Statement on Form N-2 File Numbers 333-217093 and 814-00967

Ladies and Gentlemen:

On behalf of WhiteHorse Finance, Inc., a Delaware corporation (the “Company”), we hereby respond to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a phone call between Mr. John Ganley of the Staff and Thomas Friedmann of Dechert LLP, outside counsel to the Company, on June 1, 2017. For your convenience, a transcription of the Staff’s comment is included in this letter (in italics) followed by the response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Registration Statement.

1.	In the section entitled “Fees and Expenses,” in future filings please round all dollar figures to the nearest dollar and all percentages to the nearest hundredth of one percent as required by General Instruction 3 to Item 3 of Form N-2.

The Company hereby undertakes in future filings to round all dollar figures to the nearest dollar and all percentages to the nearest hundredth of one percent.

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United States Securities and Exchange Commission June 2, 2017 Page 2

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by e-mail at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Stuart Aronson, WhiteHorse Finance, Inc.

Edward J. Giordano, WhiteHorse Finance, Inc.